

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 28, 2016

Desheng Wang
Chief Executive Officer
Focus Universal, Inc.
829 Lawson Street
City of Industry, CA 91748

> **Re: Focus Universal, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 4, 2016**
> **File No. 333-214455**

Dear Mr. Wang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your prospectus cover page and disclosure throughout the prospectus to indicate a fixed price at which the company will sell the 10 million shares in its best efforts offering. As you are not eligible to conduct an at-the-market offering under Rule 415(a)(4), you may not offer your shares "at market prices prevailing at the time of sale," as you disclose on pages 2 and 37. Instead, you must offer the shares at a fixed price for the duration of the offering.

Item 4. Use of Proceeds, page 14

2.   You indicate that the offering by the company will be conducted on a best-efforts basis. Please revise your disclosures throughout to also discuss how the amount and use of proceeds will be affected if you only sell 25%, 50% and 75% of the shares being offered, identifying the amount of proceeds to be used for each stated purpose.

Selling Stockholders, page 35

3.   Please revise the selling stockholders table to disclose all the information required by Item 507 of Regulation S-K. In particular, please add the following information:
   - the amount of securities owned by each selling stockholder prior to the offering, and
   - the amount and (if one percent or more) the percentage of securities to be owned by each selling stockholder after completion of the offering.

Financial Statements

Change In Control, page F-7

4.   We note that you issued 27,994,706 shares of your common stock to the shareholders of Perfecular, Inc. representing approximately 80% the outstanding shares of the company and resulting in a change in control of the company's ownership. Addressing ASC 805-10-55-11 through 55-15, tell us how you identified the accounting acquirer in the merger transaction.

5.   Tell us also, why you reflected the acquisition of Perfecular, Inc. in your consolidated statements of changes in stockholders' equity and cash flows as an issuance of shares for cash.

6.   Tell us how you considered whether you should have accounted for the merger transaction as a reorganization of entities under common control. In this regard, please identify the shareholders of Perfecular, Inc. and Focus Universal, Inc. and provide us with analysis of their respective holdings from December 31, 2014 through December 30/31, 2015. Similarly please identify the persons and/or groups which in the aggregate control over 50% of each of those companies during the same time periods.

Signature Page

7.   Please have your principal accounting officer or controller sign your registration statement or confirm that an individual performing in such capacity has signed the filing. In your next amendment, please identify the person serving in such capacity under the person's signature. Refer to Instructions 1and 2 to Form S-1.

Desheng Wang
Focus Universal, Inc.
November 28, 2016
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc: Gilbert J. Bradshaw, Esq.
     Wilson & Oskam, LLP